

January 7, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Pierre Turgeon
Chief Executive Officer
Kurrant Mobile Catering, Inc.
1996 Boulevard Saint-Joseph East
Montreal, Quebec, Canada H2HIE3

>   **Re: Kurrant Mobile Catering, Inc.**
>   **Form 10-K for the year ended November 30, 2009**
>   **Filed February 1, 2010**
>   **File No. 0-53011**

Dear Mr. Turgeon:

   We have reviewed your response letter dated December 16, 2010 in response to our letter dated December 3, 2010, and have the following additional comments.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-Q for the period ended August 31, 2010</u>
<u>Note 1. Summary of Significant Accounting Policies</u>
<u>Organization, Ownership and Business</u>

1.   We note the Company's response to our prior comment number 1 in which the Company indicates that Pierre Turgeon was the sole officer and director of TPI and thus had the power and authority to make corporate and operational decisions on behalf of TPI and sole voting control. Please explain to us in further detail your basis for your conclusion that Mr. Turgeon has control of TPI, including the ownership interest which he holds in TPI that provides him with control, as applicable. If control resulted from Mr. Turgeon's agreements with other shareholders of TPI, please explain in detail the significant terms of such agreements. Assuming a satisfactory response, please also expand your disclosures in future filings to explain in detail why the Company believes Mr. Turgeon has control over TPI <u>and provide us with your planned disclosures</u>.   We may have further comment upon receipt of your response.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Jacques Arsenault
(866) 258-7772